Exhibit 99.1

SINA to Hold Extraordinary General Meeting of Shareholders

BEIJING, November 20, 2020 — SINA Corporation (the “Company” or “SINA”) (Nasdaq: SINA), a leading online media company serving China and the global Chinese communities, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. Beijing Time on December 23, 2020, at Room Beijing, 1/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated September 28, 2020 by and between New Wave Holdings Limited (“Parent”), New Wave Mergersub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the merger (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent. If completed, the merger will result in the Company becoming a privately held company and its ordinary shares (“Ordinary Shares”) will no longer be listed on the NASDAQ Stock Market LLC. In addition, the Ordinary Shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The board of directors of the Company, acting upon the unanimous recommendation of the special committee of the board of directors of the Company comprised solely of independent directors unaffiliated with the buyer parties, approved the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the merger, and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record as of the close of business in the Cayman Islands on November 20, 2020 will be entitled to attend and vote at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to the Company’s shareholders.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other materials that have been or will be filed with or furnished to the SEC.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations
SINA Corporation
Phone: +86 10 5898 3336
Email: ir@staff.sina.com.cn